Date: March 8, 2012

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Sonia Bednarowski or John Sticke, Staff Attorneys

Division of Corporation finance

Re: Global Seed Inc.,

Amended Registration Statement on Form S-1

Filed February 24, 2012

File No.333-177157

Dear Ms. Bednarowski or Mr. Stickel:

In response to your lettered dated March 7, 2012, concerning the Registration Statement on Form S-1 filed on February 24, 2012, we have provided the response below and an extra copy underlined the changes:

1. Response: We have clarified the monthly miscellaneous expenses by break-down with expenses associated with being a public company such as accounting and auditing fees, legal fees,

transfer agent fees. Page 17.

" auditing and legal fees: $425; miscellaneous Expenses and working capital: $775."

2. Response: We have removed the following statement:

 " our registration statement has not yet declared effective by the Securities and Exchange Commission."

Any communications, please send a copy to Kristie L. Lewis Attorney-At-Law P.O. Box 31472

Houston, Texas 77231Tel: (832)-598-7435 Fax: 832-553-1902 E-mail: Klewisattyatlaw@gmail.com

Please also send an extra copy to the following e-mail address: zhidasu726@yahoo.com

Very truly,

/s/ Su Zhi Da

CEO/CFO